Exhibit 99(a)(1)

July 26, 2018

Dear Fellow Shareholder:

Thank you for your investment in CNL Healthcare Properties. I am writing to notify you that on July 16, 2018, Everest REIT Investors I, LLC, and Everest REIT Investors III, LLC (Everest) launched an unsolicited tender offer to purchase up to 8,750,000 shares of CNL Healthcare Properties common stock at a price of $7.50 per share.

Following a thorough evaluation of the offer, our board of directors unanimously recommends that shareholders reject the offer. We are not affiliated with Everest or its offer. The board believes that the unsolicited tender offer represents an opportunistic attempt to purchase shares at a significantly low price and make a profit, and as a result, deprive shareholders who tender their shares of the potential opportunity to realize the longer-term value of their investment in CNL Healthcare Properties. You do not need to do anything to reject the offer.

Company News

Last year, as a management team and board of directors we began evaluating strategic alternatives to provide liquidity to shareholders. To further that initiative, the board of directors formed a special committee comprised solely of our independent directors. The special committee, in turn, hired two leading financial advisory firms this June to assist with the exploration, analysis and execution of possible strategic alternatives. The company’s options include, but are not limited to: listing on a national securities exchange; an orderly sale of the company’s assets and distribution of the net sales proceeds; and a business combination or any other transaction with a third-party/parties to provide cash and/or securities of a publicly traded company.

The board of directors believes that the steps the company is currently taking to explore strategic alternatives are part of a thoughtful and measured process to create a result that is in the best interests of all its shareholders.

Why Reject the Everest Offer?

•	The Everest tender offer of $7.50 per share is 27.3 percent less than the current $10.32 estimated net asset value (NAV) per share, which we determined as of Dec. 31, 2017 with the assistance of an independent advisory and appraisal firm.

•	Everest determined its offer price based on its own analysis and conceded that it did not obtain current independent valuations or appraisals for the company’s assets, and did not retain an independent advisor to evaluate or render opinion as to the fairness of the $7.50 offer price.

•	The Everest offer specifies that any distributions made after August 31, 2018, will be assigned to them. The company’s board of directors anticipates declaring third quarter 2018 distributions at the end of this month and paying them to shareholders in September. Therefore, if you accept the tender offer you will not receive your third quarter 2018, or any future distributions. The second quarter distribution was $0.11639 per share.

•	Everest in its own words states that it is “making the offer for investment purposes and with a view of making a profit for itself.”

•	Detailed financial information is not publicly available for Everest, its members or the committed equity capital from its members needed to fund the purchase of shares. Everest also reported that it maintains no other alternative financing arrangements to fund the offer.

For these and other reasons stated in our Schedule 14D-9 filing with the Securities and Exchange Commission (SEC) found at sec.gov, our board of directors unanimously concluded that the Everest offer is not in the best interest of shareholders. In addition to this letter, we encourage you to carefully read our Schedule 14D-9, before making any decision to tender your shares.

We recognize that due to the recent suspension of the company’s stock redemption plan and the lack of a current trading market for our shares, shareholders may decide to accept the Everest tender offer based on, among other things, their individual liquidity needs and financial situation. Our board of directors is aware that shareholders must evaluate whether to tender their shares based on all the information available, including the factors considered by our board of directors and described in our filing with the SEC.

In deciding, please keep in mind that the board of directors or company can provide no assurance with respect to future distributions or the value of our shares, which can change periodically, or forward-looking liquidity timing for shareholders.

As always, thank you for your investment and continued support. We have entered what is expected to be a very dynamic time in the life cycle of the company and I look forward to communicating further with you as future material events unfold. If you have questions regarding the tender offer, I encourage you to contact your financial advisor.

Sincerely,

Stephen H. Mauldin

Chief Executive Officer & President

cc:	Financial representative